Exhibit 99(t)

[MidAmerican Energy Company Letterhead]

August 26, 1996


Dear Fellow Employee:

You've been doing a great job in your efforts to defeat the Wisconsin deal! Many of you have volunteered to call IES shareholders while others have been supporting those efforts by filling in for employees working at the shareholder call centers. Thank you for your hard work.

Your efforts have been productive. Initial reports from call centers are very positive. IES shareholders particularly appreciate calls from MidAmerican employees rather than from professional solicitors calling from New York, as IES is doing. Of IES shareholders who indicate that they have decided, the majority are against the Wisconsin deal. This is extremely good news for us.

Our work this week will be critical to our success. We will continue contacting individual and institutional IES shareholders throughout the week. Another letter will be sent to IES shareholders on Tuesday, and community meetings in many towns served by IES will take place starting on Wednesday. Television and newspaper ads will run throughout the week.

You've probably seen IES advertisements attacking MidAmerican and our ability to deliver the benefits of the merger. We think that's merely an attempt by IES to distract people from the simple fact that MidAmerican's offer is so clearly superior.

Unfortunately, IES has also portrayed our merger proposal as hostile. Please do not regard this proposal as hostile in any way. We are simply trying to do what we believe is best for the shareholders, customers and employees of both MidAmerican and IES. We will continue this positive focus in our communications to IES shareholders.

Many of you have told us that you have spoken with IES employees who are supportive of our proposal and curious about MidAmerican's employee benefits. In response to this, we've published an open letter to IES employees and have established a toll-free telephone number for IES employees to call to inquire about benefits currently available to MidAmerican employees. This toll-free phone line will be staffed by our human resources employees.

Thank you for your great work and your dedication to this important effort.

                                                              Sincerely,
                                                              /s/ Stan Bright
                                                              Stan Bright